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Direct Dial: 212-407-4935 e-mail: fstoller@loeb.com

December 6, 2005

VIA FACSIMILE & E-MAIL

Mr. Duc Dang Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Star Maritime Acquisition Corp.
Form S-1 Registration Statement
File No. 333-125662

Dear Mr. Dang:

We are counsel to Star Maritime Acquisition Corp., a Delaware corporation (the “Company”), in connection with its initial public offering (the “IPO”). On December 6, 2005, the Company filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-1 (No. 333-125662) (the “Registration Statement”). The primary purpose for filing the Amendment was to revise certain of the exhibits to reflect changes to the structure of the IPO that were previously included in the Registration Statement filed with the Commission as well as the Commission’s recently effective offering reforms (as set forth in Release Nos. 33-8591; 34-52056; IC-26993; FR-75). The Amendment and certain of the exhibits were also revised to clarify management's obligation to indemnify the trust account from the claims of all third parties.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935, or Mitchell S. Nussbaum at (212) 407-4159.

Sincerely,

/s/ Fran M. Stoller

Fran M. Stoller
Loeb & Loeb LLP